NEWS RELEASE

Trading Symbol          TSX: NUAG / OTCQX: NUPMF

DR. RUI FENG DONATES 80,000 NEW PACIFIC SHARES TO ST. PAUL’S FOUNDATION IN VANCOUVER

AND 35,000 NEW PACIFIC SHARES TO THE VIOLA DESMOND CHAIR IN SOCIAL JUSTICE,

CAPE BRETON UNIVERSITY

Vancouver, British Columbia – December 9, 2020 – New Pacific Metals Corp. (“New Pacific” or the “Company”) is pleased to announce that Dr. Rui Feng, founder, director and former CEO of the Company, has donated 80,000 shares of the Company to St. Paul’s Foundation of Vancouver and 35,000 shares of the Company to the Viola Desmond Chair in Social Justice at Cape Breton University in Nova Scotia.

St. Paul’s Foundation

Teams at St. Paul's Hospital are undertaking high-impact COVID-19 research to understand the unprecedented variety of complications; and severe and lasting consequences for a patient’s lungs, heart, kidneys, brain, nervous system, and psychiatric health. This research is key to informing immediate patient care for the best possible health outcomes.

In recent months, St. Paul’s Hospital in Vancouver has been leading research efforts in Canada for better understanding the long-term effects of COVID-19. In May 2020, after just one month of planning and logistics, St. Paul’s launched its post-COVID respiratory clinic and research program. By September, the clinic encompassed a team of specialists working together across disciplines to address the full scope of post-COVID illness.

“Life-saving research into COVID-19 at St. Paul’s Hospital will have a national impact,” says Dick Vollet, President and CEO, St. Paul’s Foundation. “This generous gift from Dr. Feng will support continued research and innovation to help find more efficient ways to treat the virus and ultimately improve the quality of life for our patients.”

The Viola Desmond Chair in Social Justice

Viola Desmond’s remarkable stand against racial segregation in 1946 is a story which has become an inspiration to all Canadians. In November 2018, Desmond made history by becoming the first Canadian female to appear on the Canadian $10 bill, cementing herself as a symbol of courage to Canadians everywhere.

The Viola Desmond Chair in Social Justice at Cape Breton University (“CBU”) will honour the legacy of Desmond through research and educational initiatives promoting social justice and African Canadian studies in Canada.

“On behalf of the Board of Governors, faculty, staff and students at Cape Breton University, I would like to extend our deepest thanks and gratitude to Dr. Feng for his generous support of our Viola Desmond Chair in Social Justice at CBU,” says President & Vice-Chancellor, David Dingwall. “Through the work of this Chair, we will continue to honour the legacy of social rights activist, Viola Desmond, through education, research and the promotion of social justice and African Canadian studies in Canada.”

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosi Department of Bolivia and the Silverstrike Project in Bolivia.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com